UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04008423

Act Securities Exchange Act of 1934
Section 17
Rule 17a-5
Public Availability February 11, 2004

February 11, 2004

Ms. Kristy K. Johnson
Client Financial Associate
MGL Consulting Corporation
10077 Grogan's Mill Road, Suite 300
The Woodlands, Texas 77380-1030

Re: Chickasaw Securities, LLC - Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Ms. Johnson:

This is in response to your letter dated January 15, 2004, in which you request on behalf of Chickasaw Securities, LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the Firm's fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 18, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on December 18, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from December 18, 2003, the effective date of the Firm's registration with the Commission.

1283261

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Marc Voltz, NASD

MGL Consulting Corporation
10077 Grogan's Mill Road, Suite 300 · The Woodlands, Texas 77380-1030 · 281-367-0380 · Fax 281-364-1452 · www.mglconsulting.com

January 15, 2004

Via Airborne Express

Document Control
U.S. Securities & Exchange Commission
450 5th Street NW
Washington, DC 20549

RE: Chickasaw Securities, LLC – SEC File No. 8-66173.

Dear Sir/Madam:

On behalf of our client, I respectfully request a waiver be granted Chickasaw Securities, LLC of its requirement for filing the annual audit pursuant to SEC Rule 17a-5.

Our request for the waiver of the annual audit for the fiscal year ended December 31, 2003, is based upon the fact that, Chickasaw Securities, LLC became conditionally effective with the Commission and a member of the NASD on December 18, 2003. Accordingly, Chickasaw Securities, LLC has not conducted a securities business as of this date. The firm did not conduct a securities business subsequent to its approval by the Commission and prior to its approval for membership by the NASD.

Enclosed for your review, please find one (1) copy of the income statement for the period ended December 31, 2003. For your convenience, the firm's NASD/District 5 examiner is Steven Cervantes and the telephone number is (504) 522-6527.

Our client further understands that granting the 2003 annual audit waiver will in no way extend its requirement to file an annual audit in 2004 for the fiscal year end December 31, 2004 and that Chickasaw Securities, LLC will be required to file an audit for the period beginning December 18, 2003 through December 31, 2004 on or before March 1, 2004.

Your consideration of this request and granting of the requested waiver is sincerely appreciated. Should you have any questions regarding this matter, or if I can be of assistance to you, please feel free to contact me directly.

Sincerely,

Kristy K. Johnson

Kristy K. Johnson
Client Financial Associate

KKJ/sst
Enclosure (as stated)

cc: Ms. Debra McAdoo (w/enclosure)
Mr. Steven Cerzantes (w/enclosure)

AIRBORNE EXPRESS 83090577 975
Ship. # 83090577-975 Svcs. NAS
Desc. WAIVER OF ANNUAL AUDIT
Bill Ref. 7051

01/15/04 Wt. 1-L 1 Pc
Dims
Bill To

2001 (8/01) S SENDER'S COPY
Zip/Postal Code 20549
Chg. 39.79